SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30160; 812-13964]

BlackRock Preferred Partners LLC, et al.; Notice of Application

August 2, 2012

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 18(c) and 18(i) of the Act and for an order pursuant to section 17(d) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain registered closed-end management investment companies to issue multiple classes of shares and to impose asset-based distribution and service fees and contingent deferred sales loads ("CDSCs").

Applicants: BlackRock Preferred Partners LLC (the "Fund"), BlackRock Advisors, LLC (the "Adviser") and BlackRock Investments, LLC (the "Distributor").

Filing Dates: The application was filed on September 23, 2011, and amended on June 22, 2012.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on August 27, 2012, and should be accompanied by proof of service on the applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants, c/o Janey Ahn, Esq., BlackRock Advisors, LLC, 55 East 52nd Street, New York, New York 10055.

For Further Information Contact: Emerson S. Davis, Senior Counsel, at (202) 551-6868 or Daniele Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Fund is a continuously offered non-diversified closed-end management investment company registered under the Act and organized as a Delaware limited liability company. The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940 and serves as investment adviser to the Fund. The Distributor, a broker-dealer registered under the Securities Exchange Act of 1934, acts as principal underwriter to the Fund. The Distributor is under common control with the Adviser and is an affiliated person, as defined in section 2(a)(3) of the Act, of the Adviser.

2.   The Fund continuously offers its limited liability company interests ("Units") to the public pursuant to a registration statement under the Securities Act of 1933. The Units of the Fund are not listed on any securities exchange and are not traded on an over-the-counter system such as NASDAQ. Applicants do not expect that any secondary market will develop for the Units.

3.   The Fund currently offers an initial class of Units ("Initial Class") at net asset value subject to a front-end sales load and an ongoing asset-based distribution fee and proposes to offer multiple classes of Units. The Fund would offer new Unit classes ("New Class") at net asset value and may also charge a front-end sales load and an annual service and/or distribution fee. The Fund intends to continue to offer Initial Class Units, subject to minimum purchase requirements.

4.   In order to provide a degree of liquidity to members ("Members"), the Fund may from time to time offer to repurchase Units at net asset value in accordance with rule 13e-4 under the Exchange Act of 1934 Act, as amended (the "1934 Act").[1] A Fund will repurchase Units at the times, in the amounts and on the terms as may be determined by the Board of Directors ("Board") of the Fund in its sole discretion. The Adviser expects to recommend ordinarily that the Board authorize each Fund to offer to repurchase Units from Members quarterly.

5.   Applicants request that the order also apply to any other continuously offered registered closed-end management investment companies existing now or in the future for which the Adviser, the Distributor, or any entity controlling, controlled by or under common control with the Adviser or the Distributor acts as investment adviser or principal underwriter, and which provides periodic liquidity with respect to its Units pursuant to rule 13e-4 under the 1934 Act (such investment companies, together with the Fund, the "Funds").[2]

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[1] For the Initial Class, a 2% early repurchase fee will be charged to any Member that tenders its Units to the Fund in connection with a tender offer with a valuation date that is prior to the business day immediately preceding the one-year anniversary of the Member's purchase of the respective Units. Any early repurchase fee, and the Fund's waiver of, scheduled variation in, or elimination of, such early repurchase fee, will equally apply to all Members of the Fund, within the applicable category of Members, regardless of class, consistent with section 18 of the Act and rule 18f-3 thereunder.

[2] Any Fund relying on this relief in the future will do so in a manner consistent with the terms and conditions of the application. Applicants represent that any investment company presently intending to rely on the requested relief is listed as an applicant.

6.   Applicants represent that any asset-based service and distribution fees will

comply with the provisions of rule 2830(d) of the Conduct Rules of the National Association of

Securities Dealers, Inc. ("NASD Conduct Rule 2830").[3] Applicants also represent that each

Fund will disclose in its prospectus, the fees, expenses and other characteristics of each class of

Units offered for sale by the prospectus as is required for open-end multiple class funds under

Form N-1A. The Fund will disclose fund expenses in Member reports as if it were an open-end

management investment company, and disclose any arrangements that result in breakpoints in, or

elimination of, sales loads in its prospectus.[4] The Fund and the Distributor will also comply with

any requirements that may be adopted by the Commission or FINRA regarding disclosure at the

point of sale and in transaction confirmations about the costs and conflicts of interest arising out

of the distribution of open-end investment company shares, and regarding prospectus disclosure

of sales loads and revenue sharing arrangements as if those requirements applied to the Fund and

the Distributor.[5]

7.   The Fund will allocate all expenses incurred by it among the various classes of

Units based on the respective net assets of the Fund attributable to each class, except that the net

asset value and expenses of each class will reflect distribution fees, service fees, and any other

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[3] All references to NASD Conduct Rule 2830 include any successor or replacement rule that may be adopted by the Financial Industry Regulatory Authority ("FINRA").

[4] See Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release) (requiring open-end investment companies to disclose fund expenses in shareholder reports); and Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Release No. 26464 (June 7, 2004) (adopting release) (requiring open-end investment companies to provide prospectus disclosure of certain sales load information).

[5] See, e.g., Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities, and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release).

incremental expenses of that class. Expenses of the Fund allocated to a particular class of Units will be borne on a pro rata basis by each outstanding Unit of that class. Applicants state that the Fund will comply with the provisions of rule 18f-3 under the Act as if it were an open-end investment company.

8. In the event the Fund imposes a CDSC, the Applicants will comply with the provisions of rules 6c-10, as if that rule applied to closed-end management investment companies. With respect to any waiver of, scheduled variation in, or elimination of the CDSC, the Fund will comply with rule 22d-1 under the Act as if the Fund were an open-end investment company.

Applicants' Legal Analysis:

Multiple Classes of Shares

1. Section 18(c) of the Act provides, in relevant part, that a closed-end investment company may not issue or sell any senior security if, immediately thereafter, the company has outstanding more than one class of senior security. Applicants state that the creation of multiple classes of Units of the Funds may be prohibited by section 18(c).

2. Section 18(i) of the Act provides that each share of stock issued by a registered management investment company will be a voting stock and have equal voting rights with every other outstanding voting stock. Applicants state that permitting multiple classes of Units of the Funds may violate section 18(i) of the Act because each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

3. Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction or any class or classes of persons, securities or transactions from any

provision of the Act, or from any rule under the Act, if and to the extent such exemption is

necessary or appropriate in the public interest and consistent with the protection of investors and

the purposes fairly intended by the policy and provisions of the Act.   Applicants request an

exemption under section 6(c) from sections 18(c) and 18(i) to permit the Funds to issue multiple

classes of Units.

4.   Applicants submit that the proposed allocation of expenses and voting rights

among multiple classes is equitable and will not discriminate against any group or class of

Members. Applicants submit that the proposed arrangements would permit the Fund to facilitate

the distribution of its Units and provide investors with a broader choice of Member options.

Applicants assert that the proposed closed-end investment company multiple class structure does

not raise the concerns underlying section 18 of the Act to any greater degree than open-end

investment companies' multiple class structures that are permitted by rule 18f-3 under the Act.

Applicants state that each Fund will comply with the provisions of rule 18f-3 as if it were an

open-end investment company.

CDSCs

1.   Applicants believe that the requested relief meets the standards of section 6(c) of

the Act. Rule 6c-10 under the Act permits open-end investment companies to impose CDSCs,

subject to certain conditions. Applicants state that any CDSC imposed by the Fund will comply

with rule 6c-10 under the Act as if the rule were applicable to closed-end investment companies.

The Fund also will disclose CDSCs in accordance with the requirements of Form N-1A

concerning CDSCs as if the Fund were open-end investment companies. Applicants further state

that the Fund will apply the CDSC (and any waivers or scheduled variations of the CDSC) uniformly to all Members in a given class and consistently with the requirements of rule 22d-1 under the Act.

Asset-based Service and Distribution Fees

1.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under section 17(d) and rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

2.   Rule 17d-3 under the Act provides an exemption from section 17(d) and rule 17d-1 to permit open-end investment companies to enter into distribution arrangements pursuant to rule 12b-1 under the Act. Applicants request an order under section 17(d) and rule 17d-1 under the Act to permit the Funds to impose asset-based service and/or distribution fees. Applicants have agreed to comply with rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies.

Applicants' Condition:

Applicants agree that any order granting the requested relief will be subject to the following condition:

Applicants will comply with the provisions of rules 12b-1, 17d-3 and 18f-3 under the Act, as amended from time to time or replaced, as if those rules applied to closed-end management investment companies, and will comply with NASD Conduct Rule 2830, as amended from time to time or replaced, as if that rule applied to all closed-end management investment companies. Additionally, in the event the Fund imposes a CDSC, the Applicants will comply with the provisions of rules 6c-10 and 22d-1 under the Act, as amended from time to time or replaced, as if those rules applied to closed-end management investment companies, and to the extent the Fund may determine to waive, impose scheduled variations of, or eliminate the early repurchase fee, it will do so consistently with the requirements of rule 22d-1 under the Act, as amended from time to time or replaced.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary